Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 3, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on May 3, 2005, entitled "Record results and high activity for Statoil".

STATOIL'S FIRST QUARTER 2005 OPERATING AND FINANCIAL REVIEW
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    FINANCIAL ITEMS AND TAX
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD-LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. EMPLOYEE RETIREMENT PLANS
        9. CAPITALIZED EXPLORATORY DRILLING EXPENDITURES THAT ARE PENDING THE BOOKING OF PROVED RESERVES
        10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS
        11. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
    RECORD RESULTS AND HIGH ACTIVITY FOR STATOIL

GROUP BALANCE SHEET

STATOIL'S FIRST QUARTER 2005 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the first quarter of 2005 was NOK 6.8 billion, compared to NOK 4.7 billion in the first quarter of 2004.

After-tax return on average capital employed (ROACE) (1) for the last twelve months at the end of the first quarter of 2005 was 24.6 percent, compared to 19.2 percent for the same period in 2004. Normalized ROACE (2) for the twelve months ended March 31, 2005 was 12.4 percent, compared to 13.1 percent for the corresponding period in 2004. In the first quarter of 2005 earnings per share were NOK 3.13 (USD 0.49) compared to NOK 2.17 (USD 0.32) in the first quarter of 2004.

"We have delivered a strong result in the first quarter of 2005, our best-ever from operations", says chief executive Helge Lund.

"The improved result is mainly due to higher prices of oil and gas, favorable margin developments for refining and petrochemicals, as well as good control of costs. This has been a quarter with high business development activity, which provides good support for further progress, both on the Norwegian continental shelf and internationally. The recent acquisition in the Gulf of Mexico plays directly on Statoil's skills and strategy as a global deepwater player, and provides both a new core area and significant long-term growth opportunities. On the Norwegian continental shelf the Kristin platform is in position on the field, and is being prepared to start gas deliveries on October 1. I am also pleased that the plans for Statfjord late life have been submitted to the authorities."

The increase in net income from the first quarter of 2004 to the first quarter of 2005 is mainly related to:
• Increase in average oil price measured in NOK by 32 percent.
• Increase in natural gas prices measured in NOK by 21 percent.
• Improved results from downstream operations.

Important events in the first quarter of 2005 are summarized below. The events are discussed in more detail in the relevant segment sections in this document.
• The plans for development and operation (PDO) of Volve, Fram Øst and Statfjord late life, plus the plan for installation and operation (PIO) for the Tampen Link pipeline, were submitted to the Ministry of Petroleum and Energy in February. The Volve and Fram Øst PDOs were approved on April 22, 2005.
• Test production of the Topas discovery began on February 23, 2005.
• Exploration drilling in the Barents sea began from the Eirik Raude rig on April 4, 2005. Work was temporarily halted following an unwanted spill of hydraulic oil on April 12, 2005.
• On behalf of a group of license operators, including Hydro, Shell, and ENI, Statoil signed Letters of Intent (LOI) with Transocean and Smedvig covering charters for the West Alpha, Transocean Arctic and Polar Pioneer rigs.
• The PDO submitted for Skinfaks and Rimfaks near Gullfaks were approved by the authorities on February 11, 2005.
• Snorre A and Vigdis were brought back on stream after the well incident in November 2004. A project team has been established to follow up the measures adopted following the investigations into that event. The project team reports directly to the Executive Committee.
• Statoil and EnCana Corporation signed an agreement which involves the acquisition by Statoil of EnCana's entire deepwater portfolio in the Gulf of Mexico. This contains several high-quality discoveries and a number of attractive exploration prospects. Statoil's share of production is expected to be 30,000 barrels of oil equivalent per day by 2008-9, rising to more than 100,000 barrels of oil equivalent per day after 2012.
• The Central Azeri part of the Azeri-Chirag-Gunashli (ACG) oil field in Azerbaijan's sector of the Caspian began producing on February 13, 2005.
• A unitisation agreement for the Agbami field development off Nigeria was signed and approved by the Nigerian government.
• The Council of Ministers in Algeria approved the award of the Hassi Mouina exploration licence to Statoil, and the final approval (gazettal) was issued in February 2005.
• Higher production permits for the fields Oseberg, Sleipner, Troll and Åsgard were approved by the Ministry of Petroleum and Energy. This will contribute to expanded production capacity in the 2004-06 gas years.
• The Norwegian state reduced its shareholding in Statoil from 76.3 percent to 70.9 percent in February 2005.

Consolidated statements of income USGAAP

		First quarter,			Full year
US GAAP income statement	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

Sales	84,149	66,080	27%	13,262	303,756
Equity in net income (loss) of affiliates	436	220	98%	69	1,209
Other income	38	730	(95%)	6	1,253

Total revenues	84,623	67,030	26%	13,337	306,218

Cost of goods sold	49,319	38,667	28%	7,773	188,179
Operating expenses	7,217	6,955	4%	1,137	27,350
Selling, general and administrative expenses	1,556	920	69%	245	6,298
Depreciation, depletion and amortization	4,506	4,153	8%	710	17,456
Exploration expenses	524	290	81%	83	1,828

Total expenses	63,122	50,985	24%	9,948	241,111

Income before financial items, income taxes and minority interest	21,501	16,045	34%	3,389	65,107

Net financial items	(1,747)	(1,015)	(72%)	(275)	5,739
Income before income taxes and minority interest	19,754	15,030	31%	3,113	70,846

Income taxes	(12,831)	(10,227)	(25%)	(2,022)	(45,425)
Minority interest	(150)	(103)	(46%)	(24)	(505)

Net income	6,773	4,700	44%	1,067	24,916

Income before financial items,		First quarter,			Full year
income taxes and minority	2005	2004		2005	2004
interest for the segments (in millions)	NOK	NOK	change	USD*	NOK

E&P Norway	16,472	11,605	42%	2,596	51,029
International E&P	1,627	714	128%	256	4,188
Natural Gas	1,555	2,905	(46%)	245	6,784
Manufacturing & Marketing	1,950	859	127%	307	3,921
Other	(103)	(38)	(171%)	(16)	(815)

Income before financial items, income taxes and minority interest	21,501	16,045	34%	3,389	65,107

Financial data

		First quarter,			Full year
	2005	2004		2005	2004
	NOK	NOK	change	USD*	NOK

Weighted average number of ordinary shares outstanding	2,166,032,462	2,166,143,715			2,166,142,636
Earnings per share	3.13	2.17	44%	0.49	11.50
ROACE (last 12 months)	24.6%	19.2%			23.5%
ROACE (last 12 months normalized)	12.4%	13.1%			12.4%
Cash flows provided by operating activities (billion)	18.5	20.5	(10%)	2.9	38.8
Gross investments (billion)	6.8	6.7	1%	1.1	42.8
Net Debt to Capital employed ratio	14.8%	21.3%			19.0%

* Solely for the convenience of the reader, the first quarter of 2005 has been translated into US dollars at the rate of NOK 6,3451 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 31, 2005.

Operational data

	First quarter,			Full year
	2005	2004	change	2004

Average oil price (USD/bbl)	46.6	32.2	45%	38.1
NOK/USD average daily exchange rate	6.28	6.91	-9%	6.74
Average oil price (NOK/bbl) [3]	293	222	32%	257
Gas prices (NOK/scm)	1.32	1.09	21%	1.10
Refining margin, FCC (USD/boe) [4]	5.0	4.9	2%	6.4
Total oil and gas production (1000 boe/day) [5]	1,189	1,184	0%	1,106
Total oil and gas liftings (1000 boe/day) [6]	1,189	1,166	2%	1,094
Production (lifting) cost (NOK/boe, last 12 months)	22.9	22.3	3%	23.4
Production (lifting) cost normalized(NOK/boe, last 12 months) [7]	23.0	22.2	3%	23.5

Income before financial items, income taxes and minority interest increased from NOK 16.0 billion in the first quarter of 2004 to NOK 21.5 billion in the first quarter of 2005. The increase was mainly due to a 32 percent increase in oil prices measured in NOK and increased gas prices in NOK of 21 percent. High refinery and petrochemical margins, and increased result of NOK 0.6 billion in improved results from Oil Sales and Trading (O&S) also contributed positively to the results in the first quarter of 2005 compared to the first quarter of 2004, mainly due to good results from trading and net effect of inventory gain and hedge positions.

The increase in results in the first quarter of 2005 was partly offset by NOK 0.2 billion increased depreciation in International E&P, due to increased liftings and new fields coming on stream. The gain from the sale of the shares in Verbundnetz Gas AG (VNG) in the first quarter of 2004 contributed NOK 0.6 billion to the results in the first quarter of 2004.

Total oil and gas liftings in the first quarter of 2005 were 1,189,000 barrels of oil equivalent (boe) per day compared to 1,166,000 boe per day in the first quarter of 2004.

Total oil and gas production in the first quarter of 2005 amounted to 1,189,000 boe compared to 1,184,000 boe per day in the first quarter of 2004.

Exploration expenditure (including capitalized exploration expenditure) in the first quarter of 2005 was NOK 0.7 billion, compared to NOK 0.5 billion in the first quarter of 2004. A total of five exploration wells were completed in the first quarter of 2005, two on the NCS and three internationally, as compared to a total of three exploration wells in the first quarter of 2004.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. Exploration expenses in the first quarter of 2005 amounted to NOK 0.5 billion, compared to NOK 0.3 billion in the first quarter of 2004.

The increase in exploration expense of NOK 0.2 billion is mainly due to an increase in the period's exploration activity that was not capitalized.

For a reconciliation of the periods' exploration expenditure to exploration expenses, see the Liquidity and Capital Resources section below.

Production cost per boe was NOK 22.9 per boe for the 12 months ended March 31, 2005, compared to NOK 22.3 per boe for the 12 months ended March 31, 2004 (7).

Normalized at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended March 31, 2005 was NOK 23.0 per boe, compared to NOK 22.2 per boe for the 12 months ended March 31, 2004 (7).

Beginning in 2005, the calculated normalized unit of production cost will be reported in NOK per boe for the purpose of measuring progress against our 2007 target of a unit of production cost of NOK 22 per boe. Only costs in the International E&P business segment, which are typically incurred in USD, will be normalized, at a NOK/USD exchange rate of 6.75. Previously, the production cost was normalized to USD per boe at a NOK/USD exchange rate of 8.20.

Return on average capital employed (ROACE) after tax for the 12 months ended March 31, 2005 was 24.6 percent, compared to 19.2 percent for the twelve months ended March 31, 2004. This increase was mainly due to improved results due to increased oil and gas prices measured in NOK.

Normalized ROACE (2) for the 12 months ended March 31, 2005 was 12.4 percent, compared to a normalized ROACE of 13.1 percent for the twelve months ended March 31, 2004. To facilitate comparability, historical normalized ROACE figures have been calculated using the new normalization assumptions communicated in 2004. For a description of the assumptions used for calculating normalized ROACE see Use and Reconciliation of Non-GAAP Financial Measures below. The reduction in normalized ROACE is mainly related to an increase in capital employed over the period, due to high investments during the twelve months ended March 31, 2005.

ROACE is defined as a non-GAAP financial measure (8) (see Use and Reconciliation of Non GAAP Financial Measures). For a reconciliation of reported and normalized ROACE, see Return on Average Capital Employed under the heading Use and Reconciliation of Non-GAAP Financial Measures.

Health, safety and the environment (HSE)

	First quarter,		Year
HSE	2005	2004	2004

Total recordable injury frequency	5.5	6.5	5.9
Serious incident frequency	3.1	3.6	3.2
Unintentional oil spills (number)	88	135	487
Unintentional oil spills (volume, scm)	21	71	186

A fatal accident occured on the Kristin platform at Aker Stord on January 31, 2005, when a contractor employee was caught in a water-tight hydraulic door. The accident has been investigated and remedial actions taken to prevent similar occurrences.

The total recordable injury frequency (the number of recordable injuries including both Statoil employees and contractors per million working hours) was 5.5 in the first quarter of 2005, compared to 6.5 in the first quarter of 2004. The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was 3.1 in the first quarter of 2005, compared to 3.6 in the first quarter of 2004.

The number of unintentional oil spills (including oil spills from trucks) in the first quarter of 2005 was 88, compared to 135 in the first quarter of 2004. The volume from unintentional oil spills was 20.6 standard cubic meters (scm) in the first quarter of 2005, compared to 71.1 scm in the first quarter of 2004.

In general, there has been a positive development within the HSE indicators this quarter compared with the same period last year. However, serious incidents have occured, and efforts to improve HSE results will be further systemized and strengthened through top management involvement and co-operation with our contractors.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totaling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On June 28, 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil's board decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on October 18, 2004, that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran was not pursued further by Økokrim in the penalty notice of June 2004.

The U.S. Securities and Exchange Commission (SEC) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have carried out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May, 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

In relation to the Horton case, Norwegian Tax Authorities have imposed a surcharge of NOK 6.1 million on our corporate income tax bill for the financial year 2002 due to Statoil incorrectly having claimed deductions for the payments made under the consultancy agreement.

Stavanger, May 2, 2005
Board of Directors

E&P NORWAY

	First quarter,				Full year
	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	22,152	17,220	29%	3,491	74,050

Operating, general and administrative expenses	2,400	2,429	(1%)	378	9,863
Depreciation, depletion and amortization	2,996	3,039	(1%)	472	12,381
Exploration expenses	284	147	93%	45	777

Total expenses	5,680	5,615	1%	895	23,021

Income before financial items, income taxes and minority interest	16,472	11,605	42%	2,596	51,029

Operational data
Oil price (USD/bbl)	47.3	32.2	47%		38.4

Liftings:
Oil (1000 bbl/day)	603	657	(8%)		613
Natural gas (1000 boe/day)	435	410	6%		366
Total oil and natural gas liftings (1000 boe/day)	1,038	1,066	(3%)		979

Production:
Oil (1000 bbl/day)	592	676	(12%)		625
Natural gas (1000 boe/day)	435	410	6%		366
Total oil and natural gas production (1000 boe/day)	1,028	1,086	(5%)		991

Income before financial items, income taxes and minority interest for E&P Norway was NOK 16.5 billion in the first quarter of 2005 compared to NOK 11.6 billion in the first quarter of 2004. The increase was primarily due to a 34 percent increase in the segment oil price measured in NOK which contributed NOK 3.9 billion, as well as an increase in the transfer price of natural gas, which contributed NOK 1.8 billion. Other income has increased by NOK 0.2 billion mainly due to insurance payment received at Snorre and Vigdis. A negative effect period-to-period of NOK 0.2 billion is related to changes in the accruals for and realized losses on long-term rig charters. The increases were partly offset by a 3 percent reduction in lifted volumes of oil and gas, which reduces income by NOK 1.0 billion, and increased exploration expenses by NOK 0.1 billion.

Average daily lifting of oil was 603,000 barrels (bbl) per day in the first quarter of 2005 compared to 657,000 bbl per day in the first quarter of 2004, while average daily production of oil was 592,000 bbl per day in the first quarter of 2005, compared to 676,000 per day in the corresponding period of 2004. In the first quarter of 2005 this implied a net overlift situation of 11,000 bbl per day.

The reduction from the first quarter of 2004 to the first quarter of 2005 of 84,000 barrels in average daily production of oil is mainly related to continuing decline in Statfjord and Troll oil, a temporary decline on Snorre A and Vigdis which were shut down until late January due to the well incident at Snorre A, and continuing high water and sand production at Norne.

Average daily gas production was 435,000 boe per day in the first quarter of 2005 compared to 410,000 boe per day in the first quarter of 2004, an increase of 6 percent. The reason for the increase was a higher offtake under long-term contracts than in the first quarter of 2004.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 0.4 billion in the first quarter of 2005, compared to NOK 0.2 billion in the corresponding period of 2004.

Exploration expense was NOK 0.3 billion in the first quarter of 2005, compared to NOK 0.1 billion in the first quarter of 2004.

There was a minor write-off of prior period's capitalized exploration expenditure in the first quarter of 2005, compared to no write-off in the first quarter of 2004.

Two exploration and appraisal wells were completed in the first quarter of 2005, which is in line with the first quarter of 2004. Both PL055 Idun (Troll/Sleipner area) and PL225 Obelix (Barents Sea) were dry. Statoil is currently participating in drilling activities on three exploration wells, PL255 Onyx (Halten/Nordland), PL233 Gouvca (Barents Sea) and PL090/248 Astero (Troll/Sleipner area).

Snorre A and Vigdis were brought back on stream after the well incident in November 2004. A project team has been established to follow up the measure adopted following the investigations into that event. The project team reports directly to the Executive Committee.

The plans for development and operation (PDO) of Volve, Fram Øst and Statfjord late life, pluss the plan for installation and operation (PIO) for the Tampen Link pipeline, were submitted to the Ministry of Petroleum and Energy in February. The Volve and Fram Øst PDOs were approved on April 22, 2005.

Test production of the Topas discovery began on February 23, 2005.

Exploration drilling in the Barents sea began from the Eirik Raude rig on April 4, 2005. Work was temporarily halted following an unwanted spill of hydraulic oil on April 12, 2005.

On behalf of a group of license operators, including Hydro, Shell, and ENI, Statoil signed Letters of Intent (LOI) with Transocean and Smedvig covering charters for the West Alpha, Transocean Arctic and Polar Pioneer rigs.

The PDO submitted for Skinfaks and Rimfaks near Gullfaks were approved by the authorities on February 11, 2005.

INTERNATIONAL E&P

	First quarter,				Full year
	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	3,156	1,878	68%	497	9,765

Operating, general and administrative expenses	606	544	11%	96	2,311
Depreciation, depletion and amortization	683	477	43%	108	2,215
Exploration expenses	240	143	68%	38	1,051

Total expenses	1,529	1,164	31%	241	5,577

Income before financial items, income taxes and minority interest	1,627	714	128%	256	4,188

Operational data
Oil price (USD/bbl)	41.8	31.1	34%		35.7

Liftings:
Oil (1000 bbl/day)	106	97	9%		100
Natural gas (1000 boe/day)	46	2	n/a		15
Total oil and natural gas liftings (1000 boe/day)	151	100	52%		115

Production:
Oil (1000 bbl/day)	116	96	21%		100
Natural gas (1000 boe/day)	46	2	n/a		15
Total oil and natural gas production (1000 boe/day)	162	98	65%		115

Income before financial items, income taxes and minority interest for International E&P was NOK 1.6 billion in the first quarter of 2005 compared to NOK 0.7 billion in the first quarter of 2004. The increase was mainly related to a 22 percent increase in the oil price for International E&P measured in NOK, which contributed positively by NOK 0.5 billion, as well as a 52 percent increase in lifted volumes, which contributed NOK 1.0 billion. This was partly offset by a NOK 0.1 billion increase in operating, general and administrative expenses, as well as a NOK 0.2 billion increase in depreciation, mainly due to higher liftings, and new fields like Kizomba A, the Central Azeri part of the ACG field and the In Salah field coming on stream.

Average daily lifting of oil increased from 97,000 bbl per day in the first quarter of 2004 to 106,000 bbl per day in the first quarter of 2005. Average daily production of oil increased from 96,000 bbl per day in the first quarter of 2004 to 116,000 bbl per day in the first quarter of 2005.

The increase in oil production from the first quarter of 2004 to the first quarter of 2005 is mainly related to new fields such as Kizomba A and the Central Azeri part of the ACG field, which came on stream in the third quarter of 2004 and first quarter 2005 respectively.

Average daily gas production was 46,000 boe per day in the first quarter of 2005 compared to 2,500 boe per day in the first quarter of 2004. The large increase in gas production was attributable to gas sales from the In Salah field, which commenced production in the third quarter of 2004.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.4 billion in the first quarter of 2005 compared to NOK 0.3 billion in the first quarter of 2004. Exploration expenses were NOK 0.2 billion in the first quarter of 2005 compared to NOK 0.1 billion in the corresponding period of 2004 due to increased exploration activity.

During the first quarter of 2005, three exploration and appraisal wells were completed internationally. In Angola the Ceres-1 well in Block 31 resulted in an oil discovery, the appraisal well on the Lufeng field off China was dry, while the Perpetua-2 well in Block 17 in Angola awaits final evaluation. Statoil is planning to participate in the drilling of 13 additional exploration and appraisal wells internationally in 2005.

On April 27, Statoil and EnCana Corporation signed an agreement whereby Statoil will acquire EnCana's entire deepwater portfolio in the Gulf of Mexico. For this Statoil will pay EnCana USD 2.0 billion.This contains several high-quality discoveries and a number of attractive exploration prospects. Statoil's share of production is expected to be 30,000 barrels of oil equivalent per day by 2008-9, increasing to more than 100,000 barrels of oil equivalent per day after 2012. The acquired properties contain expected discovered resources of 334 million net barrels oil equivalent, and expected total resources in excess of 500 million net barrels. The sale is expected to close on or before June 1, 2005 and is subject to normal closing conditions.

On February 13, 2005, oil production began from the BP-operated Central Azeri part of the ACG field in Azerbaijan's sector of the Caspian. Oil export commenced on March 3, 2005. Statoil's share in the ACG field is 8.56 percent.

A unitisation agreement for the development of the Agbami field off Nigeria was signed and approved by the Nigerian government in the first quarter of 2005. A FPSO fabrication contract worth approximately NOK 7 billion for the development of the field was awarded to Daewoo Shipping and Maritime Engineering. Statoil's share in the Agbami field is 18.85 percent.

The Council of Ministers in Algeria approved the award of the Hassi Mouina exploration licence to Statoil, and the final approval (gazettal) was issued in February 2005.

NATURAL GAS

	First quarter,				Full year
	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	10,215	9,115	12%	1,610	33,326

Cost of goods sold	6,592	4,391	50%	1,039	19,350
Operating, selling and administrative expenses	1,878	1,661	13%	296	6,540
Depreciation, depletion and amortization	190	158	20%	30	652

Total expenses	8,660	6,210	39%	1,365	26,542

Income before financial items, income taxes and minority interest	1,555	2,905	(46%)	245	6,784

Operational data
Natural gas sales (Statoil equity) (bcm)	6.2	5.9	6%		21.0
Natural gas sales (3rd party volumes) (bcm)	0.6	0.6	(7%)		3.9
Natural gas sales (bcm)	6.8	6.5	5%		25.0
Natural gas price (NOK / Sm3)	1.32	1.09	21%		1.10
Transfer price natural gas (NOK / Sm3)	0.91	0.62	47%		0.71
Regularity at delivery point (%)	100%	100%	n/a		100%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 1.6 billion in the first quarter of 2005 compared to NOK 2.9 billion in the first quarter of 2004. The decrease of NOK 1.3 billion was mainly due to a NOK 2.2 billion increase in cost of goods sold related to increased transfer price for natural gas from E&P Norway in the first quarter of 2005, and a gain of NOK 0.6 billion from the divestment of Statoil's shares in Verbundnetz Gas (VNG) in the first quarter of 2004. This was only partly offset by higher sales volumes and higher prices of natural gas in the first quarter of 2005 compared to the first quarter of 2004.

Natural gas sales for the first quarter of 2005 were 6.8 billion standard cubic meters (bcm) compared to 6.5 bcm in the first quarter of 2004, an increase of 5 percent. Of the total gas sales in the first quarter of 2005, Statoil produced 6.2 bcm. Sale of natural gas volumes from the fields Dunlin and In Salah fields are reported by the International E&P segment.

The average gas price for gas piped to Europe in the first quarter of 2005 was NOK 1.32 per standard cubic meter (scm) in 2005, compared to NOK 1.09 per scm in the first quarter of 2004, an increase of 21 percent. The price increase is mainly due to increase in gasoil-prices and increase in gas prices in the UK market.

The cost of goods sold increased by 50 percent, mainly due to increased purchase of internal volumes and a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 0.91 per scm in the first quarter of 2005, an increase of 47 percent compared to the transfer price in the first quarter of 2004 of NOK 0.62 per scm.

The Ministry of Petroleum and Energy (MPE) has approved increased production permits, which allows for increased production from the fields Oseberg, Sleipner, Troll and Åsgard. This will add supply capacity in the 2004-06 gas years.

A plan for installation and operation (PIO) was submitted for the Tampen Link pipeline to Norwegian and UK authorities in February 2005.

MANUFACTURING & MARKETING

	First quarter,				Full year
	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	72,980	56,787	29%	11,502	267,177

Cost of goods sold	66,467	52,330	27%	10,475	246,971
Operating, selling and administrative expenses	4,021	3,251	24%	634	14,566
Depreciation, depletion and amortization	542	347	56%	85	1,719

Total expenses	71,030	55,928	27%	11,194	263,256

Income before financial items, income taxes and minority interest	1,950	859	127%	307	3,921

Operational,data
FCC margin (USD/bbl)	5.0	4.9	2%		6.4
Contract price methanol (EUR/ton)	230	190	21%		213
Petrochemical margin (EUR/ton)	240	140	71%		153

Income before financial items, income taxes and minority interest for Manufacturing and Marketing in the first quarter of 2005 was NOK 2.0 billion compared to NOK 0.9 billion in the first quarter of 2004. The increase in the first quarter is mainly due to high petrochemical margins in Borealis, changes in value of inventory, high margins and high regularity in manufacturing.

Oil trading income before financial items, income taxes and minority interest in the first quarter of 2005 was NOK 0.9 billion, compared to NOK 0.3 billion in the first quarter of 2004. The increase was mainly due to good results from trading and net effects of changes of inventory values and hedge positions of NOK 0.3 billion. An income of NOK 0.1 billion was recorded due to changes in the market valuation of the Melaka earn-out agreement in the first quarter of 2005.

Income before financial items, income taxes and minority interest from manufacturing was NOK 0.7 billion in the first quarter of 2005, compared to NOK 0.4 billion in the first quarter of 2004. In the first quarter of 2005 the average refining margin (FCC), was USD 5.0 per barrel compared to USD 4.9 per barrel in the first quarter of 2004. The average contract price of methanol was EUR 230 per tonne in the first quarter of 2005 compared to EUR 190 per tonne in the first quarter of 2004, an increase of 21 percent.

Income before financial items, income taxes and minority interest from marketing was NOK 0.1 billion in the first quarter of 2005, compared to a minor positive result in the first quarter of 2004. The first quarter of 2005 has been characterized by very low margins within retail in Ireland due to strong competition. Several measures are being implemented within the retail unit in order to benefit from a more integrated business model across the retail business in the various countries, including a new organizational structure.

Statoil's share of Borealis' income in the first quarter of 2005 was NOK 0.3 billion, compared to NOK 0.2 billion in the first quarter of 2004. The average margin was EUR 240 per tonne in the first quarter of 2005, compared to EUR 140 per tonne in the first quarter of 2004, an increase of 71 percent. The margin increase was partly offset by the strengthening of the NOK versus the EUR from the first quarter of 2004 to the first quarter of 2005, and a decrease in sales volumes of 15 percent in the first quarter of 2005 compared to the first quarter of 2004, mainly due to the sale of the operations in Sines in Portugal in November 2004.

FINANCIAL ITEMS AND TAX

	First quarter,				Full year
Financial items	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

Interest and other financial income	293	245	20%	46	1,046
Currency exchange adjustments, net	(2,582)	(1,252)	(106%)	(407)	5,031
Interest and other financial expenses	37	(254)	115%	6	(317)
Gain on securities, net	505	246	105%	80	(21)

Net financial items	(1,747)	(1,015)	(72%)	(275)	5,739

Income taxes	(12,831)	(10,227)	(25%)	(2,022)	(45,425)

Net financial items amounted to a cost of NOK 1.7 billion in the first quarter of 2005, compared to a cost of NOK 1.0 billion in the first quarter of 2004. The NOK 0.7 billion increase was caused by NOK 1.3 billion in increased losses from currency effects, most of which relate to realised losses on short balances in USD created by liquidity management. The increased cost was partly offset by NOK 0.3 billion in increased income from investments in securities and NOK 0.3 billion in decreased financial costs. The decreased financial costs are due to changes in gains on interest rate and currency swaps and increased amounts of interest costs being capitalized.

The closing currency rates applied in calculating the exchange rate for foreign currency balance sheet items included in Statoil's financial statements into NOK are shown in the table below.

Exchange rates	3/31/2004	12/31/2004	3/31/2005

NOK/USD	6.90	6.04	6.33

Income taxes in the first quarter of 2005 were NOK 12.8 billion, equivalent to a tax rate of 65 percent. Income taxes in the first quarter of 2004 were NOK 10.2 billion, equivalent to a tax rate of 68 percent.

The tax rate was reduced in the first quarter of 2005 compared to the first quarter of 2004, mainly due to a relatively higher increase in the income outside the Norwegian Continental Shelf (NCS). This increase was to some extent offset by the reduced relative effect of the uplift due to increased income.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 18.5 billion in the first quarter of 2005, compared to NOK 20.5 billion in the first quarter of 2004. The reduction in cash flows provided by operating activities of NOK 2.0 billion from the first quarter of 2004 to the first quarter of 2005 was mainly due to NOK 7.0 billion reduced cash flow due to changes in short-term investments, and NOK 1.3 billion reduced working capital items and long-term items (excluding taxes payable, short-term interest-bearing debt, short-term investments and cash), which was partly offset by an increase in cash flow from underlying operations contributing NOK 6.3 billion, which was offset by in the first quarter of 2005 as compared to the first quarter of 2004.

Cash flows used in investment activities were NOK 7.1 billion in the first quarter of 2005 compared to NOK 6.8 billion in the first quarter of 2004.

	First quarter,		Year
Reconciliation of cash flow to gross investments (in NOK billion)	2005	2004	2004

Cash flows to investments	7.1	6.8	32.0
NCS portfolio transactions	(1.0)		1.0
Acquisition of assets			1.3
Contribution from sales of assets	0.6	1.0	3.2
Reclassification of prepayment made in 2003 before governmental approval of In Salah and In Amenas	n/a	n/a	6.8
Other changes in long-term loans granted and other long-term items	0.1	(1.0)	(1.6)

Gross investments	6.8	6.7	42.8

Gross investment, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 6.8 billion in the first quarter of 2005, compared to NOK 6.7 billion in the first quarter of 2004.

	First quarter,				Full year
Gross investments	2005	2004		2005	2004
(in billions)	NOK	NOK	change	USD*	NOK

- E&P Norway	3.4	3.2	7%	0.5	16.8
- International E&P	2.6	2.6	0%	0.4	19.0
- Natural Gas	0.4	0.5	(16%)	0.1	2.4
- Manufacturing & Marketing	0.3	0.3	(9%)	0.0	4.2
- Other	0.0	0.1	(64%)	0.0	0.6

Total gross investment	6.8	6.7	1%	1.1	42.8

A reconciliation of exploration expenditure to exploration expenses is shown in the table below.

	First quarter,				Full year
	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

Exploration expenditure (activity)	730	480	52%	115	2,466
Expensed, previously capitalized exploration expenditure	26	2	n/a	4	110
Capitalized share of current period's exploration activity	(232)	(192)	(21%)	(37)	(748)

Exploration expenses	524	290	81%	83	1,828

Cash flows used in financing activities were NOK 1.6 billion in the first quarter of 2005 compared to NOK 0.3 billion in the first quarter of 2004. New long-term borrowings as of March 31, 2005 amounted to NOK 0.2 billion compared to NOK 1.1 billion in the first quarter of 2004. Repayment of long-term debt in the first quarter of 2005 was NOK 2.3 billion compared to NOK 0.8 billion in the first quarter of 2004.

Interest-bearing debt. Gross interest-bearing debt was NOK 35.1 billion at the end of the first quarter of 2005 compared to NOK 38.4 billion at the end of the first quarter of 2004. Despite a high level of investments in the period from the end of the first quarter of 2004 to the first quarter of 2005, interest-bearing debt has been reduced, mainly due to high cash flow from operational activities.

Currency swaps are used, for risk management purposes, to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result of this, nearly all long-term debt is exposed to fluctuations in the USD/NOK exchange rate. The change in currency rate calculated as the difference in opening and closing balance of the exchange rate was NOK 0.29 per USD for the first quarter in 2005 compared to NOK 0.23 per in the first quarter of 2004.

Net interest-bearing debt (9) was NOK 5.4 billion as of March 31, 2005 compared to NOK 12.2 billion as of March 31, 2004. Normalized for the cash build-up relating to the tax payment, which was due in April, net interest bearing debt was NOK 16.4 billion in the first quarter of 2005 compared to NOK 20.8 in the corresponding period of 2004. As of December 31, 2004 net interest-bearing debt was NOK 20.3 billion.

The reduction in net interest-bearing debt from the first quarter of 2004 to the first quarter of 2005 was mainly related to a reduction in gross interest-bearing debt of NOK 3.3 billion and an increase in liquid assets of NOK 3.2 billion.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 5.4 percent as of March 31, 2005, compared to 13.7 percent as of March 31, 2004. Normalized for the cash build-up before tax payments, the net debt to capital employed ratio was 14.8 percent at March 31, 2005 compared to 21.3 percent at the corresponding point in time in 2004. The decrease in net debt to capital employed ratio was mainly related to a decrease in net interest-bearing debt and an increase in capital employed.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and Reconciliation of Non-GAAP Financial Measures below.

Cash, cash equivalents and short-term investments were NOK 29.6 billion as of March 31, 2005, compared to NOK 26.4 billion as of March 31, 2004. Cash and cash equivalents were NOK 14.7 billion as of March 31, 2005, compared to NOK 20.8 billion as of March 31, 2004. Short-term investments in domestic and international capital markets amounted to NOK 14.9 billion as of March 31, 2005, compared to NOK 5.6 as of March 31, 2004.

Working capital (total current assets less current liabilities) changed by NOK 5.2 billion from working capital of NOK 1.9 billion as of March 31, 2004 to a working capital of NOK 7.1 billion as of March 31, 2005. The increase in working capital is mainly related to the increase in oil and natural gas prices, and consists of a NOK 4.1 billion increase in net account receivables (receivables less payables), increased prepaid expenses of NOK 3.6 billion, a NOK 3.2 billion increase in cash, cash equivalents and short-term investments, a NOK 2.2 billion decrease in short-term debt as well as a NOK 0.6 billion in increased inventory. These increases were partly offset by a NOK 5.5 billion increase in income taxes payable, as well as a NOK 3.1 billion increase in accrued liabilities.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Statoil is subject to SEC regulations regarding the use of “Non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5- Operating and Financial Review and Prospects- Use of Non-GAAP Financial Measures in Statoil's 2004 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on Average Capital Employed (ROACE).
• Normalized Return on Average Capital Employed (normalized ROACE).
• Normalized production cost per barrel.
• Net debt to capital employed ratio.

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil's use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalized ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. Therefore the revenue effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are excluded from the normalized figure.

This measure is viewed by the company as providing a better understanding of Statoil's underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil makes regular use of this measure to evaluate its operations.

Beginning in 2005, the figures used for calculating the normalized ROACE are (each adjusted for an assumed annual inflation of 2.5 percent from the basis year 2004):
• oil price of USD 22 per barrel;
• natural gas price of NOK 0.90 per scm;
• FCC-refining margin of USD 5.0 per barrel;
• petrochemical margin of EUR 140 per tonne; and
• NOK/USD exchange rate of 6.75.

The figures used for calculating the normalized ROACE through 2004 were (each adjusted for inflation from 2000):
• oil price of USD 16 per barrel;
• natural gas price of NOK 0.70 per scm;
• FCC-refining margin of USD 3.0 per barrel;
• petrochemical margin of EUR 150 per tonne; and
• NOK/USD exchange rate of 8.20.

By keeping certain prices and the NOK/USD exchange rate constant, Statoil is able to utilize normalized ROACE to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favorable. In the period 2001 to the first quarter of 2005, during which Statoil has been using normalized ROACE as a method of measuring performance, the normalization procedures have on average resulted in lower normalized earnings compared to the earnings based on realized prices. Normalized results, however, should be reviewed with the measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realized and normalized results when measuring performance. However, the company considers the normalized results to be especially useful when realized prices, margins and exchange rates are above the normalized set of assumptions. Normalized ROACE has historically been based on organic development. Therefore, major inorganic transactions have generally been excluded from the calculations.

All historical normalized figures have been restated in order to reflect the new normalization assumptions and the portfolio of assets as at the end of 2004, as shown at the bottom of the table below. This is done in order to facilitate comparisons between years using the new normalizations. For a specification of the adjustments and normalization assumptions, see end note 2.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended March 31,		Twelve months ended December 31,
(in NOK million, except percentages)	2005	2004	2004

Net income for the last 12 months	26,989	17,662	24,916
Minority interests for the last 12 months	552	267	505
After-tax net financial items for the last 12 months	(1,844)	(614)	(1,947)

Net income adjusted for minority interests and net financial items after tax (A1)	25,697	17,315	23,474

Adjustment for tax effects and insurance costs in the fourth quarter of 2004	(1,283)	n/a	(1,283)
Adjustments for effects of Removal Grants Act	n/a	(687)	n/a
Numerator adjustments for costs In Salah, In Amenas and SDS	n/a	44	(295)
Numerator adjustments for gain on sale of VNG	n/a	(446)	(446)
Effect of normalized prices and margins	(11,835)	(7,277)	(12,608)
Effect of normalized NOK/ USD exchange rate	308	1,764	2,189

Normalized net income (A2)	12,887	10,713	11,031

Calculated average capital employed
Average capital employed before adjustments (B1)	94,399	82,262	99,346
Average capital employed (B2)	104,280	90,219	99,868
Denominator adjustments on average capital employed for In Salah, In Amenas	n/a	(3,951)	(7,766)
Average capital employed adjusted (B3)	104,280	86,268	89,741

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	27.2%	21.0%	23.6%
Calculated ROACE based on average capital employed (A1/B2)	24.6%	19.2%	23.5%
Normalized ROACE, old normalizing assumptions (A2/B3), previously reported 2004 figures	n/a	12.4%	12.3%

Normalized ROACE (A2/B3) 2005, including restated 2004 figures	12.4%	13.1%	12.4%

Normalized production cost
Normalized production cost in NOK per barrel is used to evaluate the underlying development in the production cost. Statoil's production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.75 in the calculations of normalized production cost. Through 2004, normalized production cost per barrel figures were reported in USD, and Statoil's production costs on the NCS were then normalized at a constant rate of 8.20 NOK/USD to exclude currency effects.

All historical normalized figures have been restated in order to reflect the new normalization assumptions and the portfolio of assets as at the end of 2004. This is done in order to facilitate comparisons between years on the new normalizations.

	Twelve months ended March 31,	Twelve months ended March 31,	Twelve months ended December 31,
Production cost per boe	2005	2004	2004

Total production costs last 12 months (in NOK million)	9,177	8,872	9,377
Lifted volumes last 12 months (million boe)	401	398	400
Average NOK/USD exchange rate last 12 months	6.58	7.04	6.74

Production cost (USD/boe)	3.48	3.17	3.49

Calculated production cost (NOK/boe)	22.9	22.3	23.4

Normalization of production cost per boe
Total production costs last 12 months (in NOK million)	9,177	8,872	9,377
Production costs last 12 months International E&P (in USD million)	206	137	199
Normalized exchange rate (NOK/USD)	6.75	6.75	6.75

Production costs last 12 months International E&P normalized at NOK/USD 6.75	1,392	924	1,343
Production costs last 12 months E&P Norway (in NOK million)	7,820	7,911	8,038
Total production costs last 12 months in NOK million (normalized)	9,212	8,835	9,381
Total lifted volumes last 12 months (million boe)	401	398	400

Production cost (NOK/boe) normalized at NOK/USD 6.75 *	23.0	22.2	23.5

*By normalization it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalized to NOK at NOK/USD exchange rate of 6.75.

Net debt to capital employed ratio
The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

• Since different legal entities in the group lend to projects and others borrow from banks, it will overreport the debt stated in the balance sheet compared to the underlying exposure in the group, since different legal entities in the group lend to and from the investment banks.
• Some interest–bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE and normalized ROACE.

Calculation of capital employed and net debt to capital employed ratio	March 31,	March 31,	December 31,
(in millions)	2005	2004	2004

Total shareholder's equity	92,736	75,491	85,030
Minority interests	1,611	1,453	1,616

Total equity and minority interests (A)	94,347	76,944	86,646

Short-term debt	2,870	5,099	4,730
Long-term debt	32,224	33,309	31,459

Gross interest-bearing debt	35,094	38,408	36,189

Cash and cash equivalents	(14,702)	(20,773)	(5,028)
Short-term investments	(14,897)	(5,623)	(11,621)

Cash and cash equivalents and short-term investments	(29,599)	(26,396)	(16,649)

Net debt before adjustments (B1)	5,495	12,012	19,540

Other interest-bearing elements**	2,400	2,606	2,995
Adjustment for project loan*	(2,457)	(2,386)	(2,209)

Adjusted net interest-bearing debt before normalization for cash build-up (B2)	5,438	12,232	20,326
Normalization for cash-build up before tax payment (50% of tax payment)	11,000	8,600	-

Net interest-bearing debt (B3)	16,438	20,832	20,326

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	99,842	88,956	106,186
Capital employed before normalization for cash build-up for tax payment (A+B2)	99,785	89,176	106,972
Capital employed (A+B3)	110,785	97,776	106,972

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	5.5%	13.5%	18.4%
Net debt to capital employed before normalization for tax payment (B2/(B2+A)	5.4%	13.7%	19.0%
Net debt to capital employed (B3/(B3+A))	14.8%	21.3%	19.0%

* Adjustment for intra-company project financing through an external bank.
**Adjustment for deposits received for financial derivatives (collateral). This is classified as liquid assets on the balance sheet, but the item is interest-bearing and is therefore not excluded from the gross interest-bearing debt in our calculation of net interest-bearing debt.

End notes
(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

(2) For purposes of measuring our performance against our 2007 ROACE target, we are assuming an average realized oil price of USD 22 per barrel, natural gas price of NOK 0.90 per scm, refining margin of USD 5.0 per barrel, Borealis margin of EUR 140 per tonne, and a NOK/USD exchange rate of 6.75. All prices and margins are adjusted for inflation from 2004.
ROACE is normalized in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalized ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended March 31, 2005 consisted of tax effects related to changes in tax legislation and the allocation of office costs of a total of NOK 1.6 billion in the fourth quarter of 2004, as well as the effect of insurance costs incurred of NOK 0.3 billion in the same quarter.
The 2004 target was based on organic development and therefore, historically, the effects of the acquisition of the Algerian assets, In Salah and In Amenas, as well as the effects of the acquisition of ICA/Ahold's 50 percent share in SDS were also excluded. Adjustments made to the ROACE calculation for the 12 months ended March 31, 2004 consisted of the gain from the sale of the shares in VNG of NOK 0.6 billion before tax (NOK 0.4 billion after tax) in the first quarter of 2004. Previously reported normalized figures have been calculated using a different set of normalizing assumption. For further details on the previous set of assumptions, see use and reconciliation of Non-GAAP financial measures.

(3) The oil price of the group is a volume weighted average of the segment prices of oil and NGL, including a margin for Oil Sales and Trading (O&S). The oil price from the NCS is higher than the oil price from the international business. The calculation of the oil price from the fourth quarter 2004 and for 2004 as a whole also includes sales income from NGL volumes.

(4) FCC: fluid catalytic cracking.

(5) Oil volumes include condensate and NGL, exclusive of royalty oil.

(6) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(7) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production (lifting) of oil and natural gas. For a specification of normalizing assumptions, see end note 2. For normalization of production cost, see table under production cost.

(8) For definition of Non-GAAP financial measures and use of ROACE, see Use and Reconciliation of Non-GAAP financial measures.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and the third quarter net interest-bearing debt is normalized by excluding 50 percent of the cash build-up related to tax payments due on April 1 and October 1.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts; targets with respect to return on average capital employed and other measures; targets with respect to participations in drilling and exploration activities; plans for future development and operation of projects; expected investment levels in projects and segments; and plans to further systemize HSE measures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004
(in NOK million)	(unaudited)	(unaudited)	(note 1)

REVENUES
Sales	84,149	66,080	303,756
Equity in net income of affiliates	436	220	1,209
Other income	38	730	1,253

Total revenues	84,623	67,030	306,218

EXPENSES
Cost of goods sold	(49,319)	(38,667)	(188,179)
Operating expenses	(7,217)	(6,955)	(27,350)
Selling, general and administrative expenses	(1,556)	(920)	(6,298)
Depreciation, depletion and amortization	(4,506)	(4,153)	(17,456)
Exploration expenses	(524)	(290)	(1,828)

Total expenses before financial items	(63,122)	(50,985)	(241,111)

Income before financial items, income taxes and minority interest	21,501	16,045	65,107

Net financial items	(1,747)	(1,015)	5,739

Income before income taxes and minority interest	19,754	15,030	70,846

Income taxes	(12,831)	(10,227)	(45,425)
Minority interest	(150)	(103)	(505)

Net income	6,773	4,700	24,916

Net income per ordinary share	3.13	2.17	11.50

Dividend declared per ordinary share	-	-	2.95

Weighted average number of ordinary shares outstanding	2,166,032,462	2,166,143,715	2,166,142,636

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At March 31,	At March 31,	At December 31,
	2005	2004	2004
(in NOK million)	(unaudited)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	14,702	20,773	5,028
Short-term investments	14,897	5,623	11,621

Cash, cash equivalents and short-term investments	29,599	26,396	16,649

Accounts receivable	34,564	24,892	31,736
Accounts receivable - related parties	111	2,441	0
Inventories	5,839	5,255	6,971
Prepaid expenses and other current assets	9,412	5,781	9,713

Total current assets	79,525	64,765	65,069

Investments in affiliates	10,550	11,285	10,339
Long-term receivables	8,187	16,442	8,176
Net property, plant and equipment	156,141	129,229	152,916
Other assets	12,131	11,378	11,743

TOTAL ASSETS	266,534	233,099	248,243

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	2,870	5,099	4,730
Accounts payable	15,851	14,127	19,282
Accounts payable - related parties	7,396	5,927	5,621
Accrued liabilities	12,952	9,894	12,385
Income taxes payable	33,338	27,833	19,117

Total current liabilities	72,407	62,880	61,135

Long-term debt	32,224	33,309	31,459
Deferred income taxes	42,382	37,652	44,270
Other liabilities	25,174	22,314	24,733

Total liabilities	172,187	156,155	161,597

Minority interest	1,611	1,453	1,616

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares	(83)	(59)	(60)
Additional paid-in capital	37,273	37,728	37,273
Retained earnings	52,926	32,327	46,153
Accumulated other comprehensive income (loss)	(2,854)	21	(3,810)

Total shareholders' equity	92,736	75,491	85,030

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	266,534	233,099	248,243

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004
(in NOK million)	(unaudited)	(unaudited)	(note 1)

OPERATING ACTIVITIES
Consolidated net income	6,773	4,700	24,916

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	150	103	505
Depreciation, depletion and amortization	4,506	4,153	17,456
Exploration expenditures written off	26	2	110
(Gains) losses on foreign currency transactions	678	(26)	(1,919)
Deferred taxes	(1,817)	(334)	5,006
(Gains) losses on sales of assets and other items	(267)	(734)	(1,531)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	1,132	(262)	(1,645)
• (Increase) decrease in accounts receivable	(2,939)	2,859	(1,149)
• (Increase) decrease in prepaid expenses and other current assets	(96)	799	(4,590)
• (Increase) decrease in short-term investments	(3,276)	3,691	(2,307)
• Increase (decrease) in accounts payable	(613)	(4,037)	(147)
• Increase (decrease) in other payables	(306)	(364)	1,449
• Increase (decrease) in taxes payable	14,221	10,157	1,387

(Increase) decrease in non-current items related to operating activities	278	(237)	1,266

Cash flows provided by operating activities	18,450	20,470	38,807

INVESTING ACTIVITIES
Additions to property, plant and equipment	(7,474)	(5,486)	(31,800)
Exploration expenditures capitalized	(232)	(192)	(748)
Change in long-term loans granted and other long-term items	(5)	(2,045)	(2,650)
Proceeds from sale of assets	569	959	3,239

Cash flows used in investing activities	(7,142)	(6,764)	(31,959)

FINANCING ACTIVITIES
New long-term borrowings	176	1,054	4,599
Repayment of long-term borrowings	(2,328)	(773)	(6,574)
Distribution to minority shareholders	(146)	(133)	(559)
Dividends paid	0	0	(6,390)
Net short-term borrowings, bank overdrafts and other	667	(411)	(131)

Cash flows used in financing activities	(1,631)	(263)	(9,055)

Net increase (decrease) in cash and cash equivalents	9,677	13,443	(2,207)

Effect of exchange rate changes on cash and cash equivalents	(3)	14	(81)
Cash and cash equivalents at the beginning of the period	5,028	7,316	7,316

Cash and cash equivalents at the end of the period	14,702	20,773	5,028

Changes in balance sheet items resulting from the acquisition of the Statoil Detaljhandel Skandinavia in the third quarter of 2004 are excluded from Cash flows provided by operating activities and Cash flow used in financing activities, and classified as Additions to property, plant and equipment.

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2004 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2004. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil adopted Financial Accounting Standard (FAS) 123 R Share-Based Compensation in the fourth quarter of 2004, as an employee share saving plan was introduced. Employees have the opportunity to buy shares in Statoil every year up to a ceiling of five per cent of their gross salary. For shares held for at least two calendar years, employees will receive one bonus share for every two purchased. The bonus element is valued at the grant day and amortized to income over the vesting period. The effect on the Consolidated statement of income and financial position is immaterial.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated statement of income and financial position.

The FASB issued in March 2005 Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets, when a retirement depends on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005, and we expect to adopt this in the fourth quarter of 2005. Statoil has not yet estimated the impact, if any, of the new interpretation.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding nine months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was NOK 83 million and recorded to earnings during the quarter ended March 31, 2005. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 247 million after tax. The net amount reclassified into earnings during the quarter was NOK 19 million after tax. At March 31, 2005, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 305 million after tax, most of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended March 31, 2005 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended March 31, 2005. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data for the three months ended March 31, 2005 and 2004 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended March 31, 2005
Revenues third party (including Other income)	472	1,320	9,987	72,640	(232)	84,187
Revenues inter-segment	21,654	1,836	160	(22)	(23,628)	0
Income (loss) from equity investments	26	0	68	362	(20)	436

Total revenues	22,152	3,156	10,215	72,980	(23,880)	84,623

Income before financial items, income taxes and minority interest	16,472	1,627	1,555	1,950	(103)	21,501
Imputed segment income taxes	(12,397)	(509)	(1,094)	(411)	0	(14,411)

Segment net income	4,075	1,118	461	1,539	(103)	7,090

Three months ended March 31, 2004
Revenues third party (including Other income)	237	647	8,947	56,603	376	66,810
Revenues inter-segment	16,986	1,231	109	5	(18,331)	0
Income (loss) from equity investments	(3)	0	59	179	(15)	220

Total revenues	17,220	1,878	9,115	56,787	(17,970)	67,030

Income before financial items, income taxes and minority interest	11,605	714	2,905	859	(38)	16,045
Imputed segment income taxes	(8,688)	(216)	(1,809)	(189)	0	(10,902)

Segment net income	2,917	498	1,096	670	(38)	5,143

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income tax and Net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended March 31,
(in NOK million)	2005	2004

Segment net income	7,090	5,143
Net financial items	(1,747)	(1,015)
Tax on financial items and other tax adjustments	1,580	675
Minority interest	(150)	(103)

Net income	6,773	4,700

Imputed segment income taxes	14,411	10,902
Tax on financial items and other tax adjustments	(1,580)	(675)

Income taxes	12,831	10,227

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

	At March 31,	At March 31,	At December 31,
(in NOK million)	2005	2004	2004

Crude oil	2,879	2,686	3,664
Petroleum products	3,491	2,611	3,344
Other	1,205	950	1,253

Total - inventories valued on a FIFO basis	7,575	6,247	8,261
Excess of current cost over LIFO value	(1,736)	(992)	(1,290)

Total	5,839	5,255	6,971

5. SHAREHOLDERS' EQUITY

For the period ended March 31, 2005 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2005	85,030
Net income for the period	6,773
Treasury shares acquired	(23)
Foreign currency translation adjustment	1,184
Derivatives designated as cash flow hedges	(228)

Shareholders' equity March 31, 2005	92,736

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months ended March 31,
(in NOK million)	2005	2004

Net income	6,773	4,700
Foreign currency translation adjustment	1,184	657
Derivatives designated as cash flow hedges	(228)	(40)

Comprehensive income	7,729	5,317

6. FINANCIAL ITEMS

	For the three months ended March 31,
(in NOK million)	2005	2004

Interest and other financial income	293	245
Currency exchange adjustments, net	(2,582)	(1,252)
Interest and other financial expenses	37	(254)
Realized and unrealized gain (loss) on securities, net	505	246

Net financial items	(1,747)	(1,015)

In the first quarter 2005 interest and other financial expenses were a gain of NOK 37 million. The main reason is a net income related to mark to market valuation of financial instruments due to interest and currency changes in the period.

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At March 31, 2005 these guarantee commitments amount to USD 110 million ( NOK 0.7 billion), and are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, in accordance with FIN 45 no liability has been reflected in the Consolidated Balance Sheets related to these guarantee commitments.

Statoil Detaljhandel has issued guarantees amounting to a total of NOK 0.5 billion, the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheets related to these guarantee commitments is immaterial at period end.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company's best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

8. EMPLOYEE RETIREMENT PLANS

	For the three months ended March 31,		For the year ended December 31,
(in NOK million)	2005	2004	2004

Benefit earned during the period	264	251	1,062
Interest cost on prior periods' benefit obligation	255	234	938
Expected return on plan assets	(286)	(220)	(902)
Amortization of loss	12	39	175
Amortization of prior service cost	10	9	34
Amortization of transition effect	0	4	0

Net periodic benefit cost (defined benefit plans)	255	317	1,307

Defined contribution plans	9	8	34

Total net pension cost for the period	264	325	1,341

9. CAPITALIZED EXPLORATORY DRILLING EXPENDITURES THAT ARE PENDING THE BOOKING OF PROVED RESERVES

(in NOK million)	At March 31, 2005

Capitalized expenditures at January 1	2,886
Additions	232
Reclassified to production plants oil and gas, based on the booking of proved reserves	(380)
Expensed, previously capitalized exploration expenditures	(26)
Foreign currency translation	80

Capitalized expenditures at March 31 (1)	2,792

1) Capitalized exploration expenditures in suspense include signature bonuses and other acquired exploration rights of NOK 634 million.

In addition to capitalized signature bonuses and other acquired exploration rights of NOK 634 million, capitalized exploratory drilling expenditures at March 31, 2005 consisted of capitalized exploratory drilling expenditures that are pending the booking of proved reserves, presented in the table below.

Capitalized exploratory drilling expenditures that are pending the booking of proved reserves March 31, 2005

	NOK million	Number of wells

Exploratory well expenditures that have been capitalized for a period of one year or less (A)	921	11

Exploratory well expenditures that have been capitalized for a period greater than one year, aged (B)
- Completed in 2003	260	16
- Completed in 2002	211	8
- Completed in 2001	412	7
- Completed in 2000	94	4
- Completed in 1999	65	2
- Completed in 1998	163	4
- Completed in 1997	32	1

Total	1,237	42

Exploratory well expenditures that have been capitalized for a period greater than one year, by category (B)
- Wells where additional drilling efforts are underway or firmly planned in the near future	381	10
- Wells with economic reserves, development decision planned in the near future	295	17
- Wells with economic reserves, development pending available capacity	168	10
- Wells with economic reserves, development decision planned in the near future, subject to transportation discussions with government and partners in joint venture	393	5

Total	1,237	42

Total of capitalized exploratory drilling expenditures (A+B)	2,158	53

Included in the total above was NOK 282 million related to 14 wells completed in the period between 1997 and 2003 containing economic reserves that require major capital expenditures. Statoil continues to work with its operating partners to complete the necessary activities in order to classify these reserves as proved.

Additionally, NOK 393 million related to five wells completed in the period between 1998 and 2002 is included in the total above. These are wells with economic reserves where a development decision is expected upon successful completion of ongoing discussions with government and partners about alternative infrastructure solutions.

Also included in the total above was NOK 209 million related to a well completed in 2001 where additional exploratory drilling efforts are firmly planned for the near future.

10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

On April 27, 2005 Statoil entered into an agreement to acquire assets from EnCana Corporation's Gulf of Mexico subsidiary amounting to USD 2.0 billion plus the balance of costs incurred between effective date January 1, 2005 and closing date. The acquisition includes working interests in six discoveries, including a 25 per cent interest in the Tahiti discovery currently in the early development stage, and an average 40 per cent working interest in 239 gross blocks covering approximately 1.4 million acres (5,665 square km). The transaction is expected to close on or before June 1, 2005, and is subject to regulatory approval.

11. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended March 31,		For the year ended December 31,
(in NOK million)	2005	2004	2004

Net income for the period per USGAAP	6,773	4,700	24,916

a) Inventory adjustment, from LIFO to FIFO, before tax	446	258	556
b) Other adjustments, before tax	(257)	102	(844)
c) Tax impact of the above adjustments, and other tax adjustments	(83)	(114)	118

Net income for the period per NGAAP	6,879	4,946	24,746

	At March 31,	At March 31,	At December 31,
(in NOK million)	2005	2004	2004

Shareholders' equity per USGAAP	92,736	75,491	85,030
Minority interests per USGAAP	1,611	1,453	1,616

a) Inventory adjustment, from LIFO to FIFO, before tax	1,736	992	1,290
b) Other adjustments, before tax	(663)	554	(395)
c) Tax impact of the above adjustments, and other tax adjustments	(459)	(610)	(375)
d) Change in minimum pension obligations and derivatives (after tax) deferred as other comprehensive income	456	157	225
e) Accrued dividends payable	(11,481)	(6,390)	(11,481)

Shareholders' equity per NGAAP	83,936	71,647	75,910

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.

b) Other adjustment is mainly unrealized gains on non-exchange traded (OTC) derivatives.

c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.

d) Other adjustments include certain gains and losses regarding pensions and unrealized gains and losses on hedge positions subject to special accounting which are recognized directly against equity under USGAAP.

e) Per NGAAP dividends relating to current year's net income is reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 3, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

Record results and high activity for Statoil

Statoil ASA (OSE: STL, NYSE: STO) delivered an income before financial items, income taxes and minority interest of NOK 21.5 billion for the first quarter of 2005, compared with NOK 16.0 billion in the same period of last year.

Net income after income taxes and minority interest came to NOK 6.8 billion (NOK 3.13 per share). This represents a 44 per cent increase from the first quarter of 2004, when the comparable figures were NOK 4.7 billion and NOK 2.17 per share.

The return on capital employed (1) over the past 12 months was 24.6 per cent, compared with 19.2 per cent for the same period of 2004. Normalised (1) the return was 12.4 per cent as against 13.1 per cent in the first quarter of last year.

"We have delivered a strong result in the first quarter of 2005, our best-ever from operations," says chief executive Helge Lund.

"The improved result is mainly due to higher prices of oil and gas, favourable margin developments for refining and petrochemicals, as well as good control of costs.

"This has been a quarter with high business development activity, which provides good support for further progress, both on the Norwegian continental shelf and internationally.

"The recent acquisition in the Gulf of Mexico plays directly on Statoil's skills and strategy as a global deepwater player, and provides both a new core area and significant long-term growth opportunities.

"On the Norwegian continental shelf the Kristin platform is in position on the field, and is being prepared to start gas deliveries on 1 October. I am also pleased that the plans for Statfjord late life have been submitted to the authorities."

	First quarter,				Full year
	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK

US GAAP income statement

Total revenues	84,623	67,030	26%	13,337	306,218

E&P Norway	16,472	11,605	42%	2,596	51,029
International E&P	1,627	714	128%	256	4,188
Natural Gas	1,555	2,905	(46%)	245	6,784
Manufacturing & Marketing	1,950	859	127%	307	3,921
Other	(103)	(38)	(171%)	(16)	(815)

Income before financial items, income taxes and minority interest	21,501	16,045	34%	3,389	65,107

Net financial items	(1,747)	(1,015)	(72%)	(275)	5,739
Income before income taxes and minority interest	19,754	15,030	31%	3,113	70,846

Income taxes	(12,831)	(10,227)	25%	(2,022)	(45,425)
Minority interest	(150)	(103)	46%	(24)	(505)

Net income	6,773	4,700	44%	1,067	24,916

Earnings per share	3.13	2.17	44%	0.49	11.50

Weighted average number of ordinary shares outstanding	2,166,032,462	2,166,143,715			2,166,142,636

* Solely for the convenience of the reader, the first quarter of 2005 has been translated into US dollars at the rate of NOK 6,3451 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 31, 2005.

Statoil's improved profits primarily reflect price rises of 32 per cent for oil and 21 per cent for gas measured in Norwegian kroner. In addition come the strengthened downstream results.

The increase in profit was partly offset by NOK 0.2 billion in higher depreciation internationally relating to larger oil and gas sales and to new fields coming on stream. The sale of Statoil's shares in Verbundnetz Gas (VNG) contributed NOK 0.6 billion to results in the first quarter of 2004.

Total revenues came to NOK 84.6 billion, as against NOK 67.0 billion in the first quarter of 2004.

The group's oil and gas production in the first quarter averaged 1,189,000 barrels of oil equivalent per day (boe/d), as against 1,184,000 boe/d for the same period of last year.

Five exploration wells were completed during the quarter, two on the NCS and three internationally.

Net financial expenses totalled NOK 1.7 billion for the first quarter compared with NOK 1.0 billion in the same period of 2004. This rise primarily reflects realised currency losses on the group's short-term liquidity balances, which were partly offset by lower financial expenses and higher return on investment.

Income taxes for the first quarter totalled NOK 12.8 billion, corresponding to a tax rate of 65 per cent. Comparable figures for January-March 2004 were NOK 10.2 billion and 68 per cent. The reduced tax rate can primarily be attributed to the fact that a larger portion of pre-tax income derived from operations not subject to Norwegian petroleum taxation.

Statoil was hit by a fatality on 31 January when a person at the Aker Stord yard near Bergen suffered a fatal accident in connection with work on the Kristin platform.

The total recordable injury frequency – the number of injuries suffered by Statoil employees and contractor personnel per million working hours – was 5.5, compared with 6.5 in the first quarter of 2004.

Statoil's serious incident frequency per million working hours came to 3.1 as against 3.6 for January-March last year.

"The overall and long-term trend shows a positive development for health, safety and the environment," notes Mr Lund. "But several serious incidents recently emphasise that safety work must continue with full force."

Important events in the first quarter of 2005 are summarised below:

•The plans for development and operation (PDO) of Volve, Fram Øst and Statfjord late life, plus the plan for installation and operation (PIO) for the Tampen Link pipeline, were submitted to the Ministry of Petroleum and Energy in February. The Volve and Fram Øst PDOs were approved on 22 April, 2005.
•Test production of the Topas discovery began on 23 February, 2005.
•Exploration drilling in the Barents sea began from the Eirik Raude rig on 4 April, 2005. Work was temporarily halted following an unwanted spill of hydraulic oil on 12 April, 2005.
•On behalf of a group of license operators, including Hydro, Shell, and ENI, Statoil signed Letters of Intent (LOI) with Transocean and Smedvig covering charters for the West Alpha, Transocean Arctic and Polar Pioneer rigs.
•The PDO submitted for Skinfaks and Rimfaks near Gullfaks were approved by the authorities on 11 February, 2005.
•Snorre A and Vigdis were brought back on stream after the well incident in November 2004. A project team has been established to follow up the measures adopted following the investigations into that event. The project team reports directly to the Executive Committee.
•Statoil and EnCana Corporation signed an agreement which involves the acquisition by Statoil of EnCana's entire deepwater portfolio in the Gulf of Mexico. This contains several high quality discoveries and a number of attractive exploration prospects. Statoil´s share of production is expected to be 30,000 barrels of oil equivalent per day by 2008-9, rising to more than 100,000 barrels of oil equivalent per day after 2012.
•The Central Azeri part of the Azeri-Chirag-Gunashli (ACG) oil field in Azerbaijan´s sector of the Caspian began producing on 13 February, 2005.
•A unitisation agreement for the Agbami field development off Nigeria was signed and approved by the Nigerian government.
•The Council of Ministers in Algeria approved the award of the Hassi Mouina exploration licence to Statoil, and the final approval (gazettal) was issued in February 2005.
•Higher production permits for the fields Oseberg, Sleipner, Troll and Åsgard were approved by the Ministry of Petroleum and Energy. This will contribute to expanded production capacity in the 2004-06 gas years.
•The Norwegian state reduced its shareholding in Statoil from 76.3 per cent to 70.9 per cent in February 2005.

Further information from:

Press:
Kjersti T Morstøl, +47 51 99 26 71 (office), +47 91 78 28 14 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)

Investor relations, USA:
Geir Bjørnstad, +1 203 570 575

1) Capital employed is calculated as follows:

		At March 31,	At March 31,	At December 31,
		2005	2004	2004

Shareholders' equity, minority interest, short- and long-term debt less
cash, cash equivalents and short-term investments		99,842	88,956	106,186
Adjusted for project loan and other		(57)	220	786
Capital employed		99,785	89,176	106,972
Adjustment cash build-up before tax payment		11,000	8,600	0
Adjusted capital employed		110,785	97,776	106,972

1) The return on capital employed (ROACE) is calculated as follows:

	First quarter 2005	ROACE %	First quarter 2004	ROACE %

Net income last 12 months	26,989		17,662
Minority interest, net financial items after tax and miscellaneous	(1,292)		(347)

Net income used in ROACE calculation	25,697	27.2%	17,315	21.0%
Effect of normalised prices, refining margins, exchange rates and other	(12,810)		(6,602)

Net income used for normalised ROACE	12,887	12.4%	10,713	12.4%

First quarter 2004 new normalisation				13.1%

Average capital employed	94,399		82,262
Average capital employed, normalised	104,280		86,268

Operational data

	First quarter,			Full year
	2005	2004	change	2004

Average oil price (USD/bbl)	46.6	32.2	45%	38.1
NOK/USD average daily exchange rate	6.28	6.91	(9%)	6.74
Average oil price (NOK/bbl)	293	222	32%	257
Gas prices (NOK/scm)	1.32	1.09	21%	1.10
Refining margin, FCC (USD/boe)	5.0	4.9	2%	6.4
Total oil and gas production (1000 boe/day)	1,189	1,184	0%	1,106
Total oil and gas liftings (1000 boe/day)	1,189	1,166	2%	1,094
Production (lifting) cost (NOK/boe, last 12 months)	22.9	22.3	3%	23.4
Production (lifting) cost normalised (NOK/boe, last 12 months)	23.0	22.2	3%	23.5

GROUP BALANCE SHEET

	At March 31, 2005	At March 31, 2004	Change	At March 31, 2005
(In millions)	NOK	NOK	%	USD*

Current assets	79,525	64,765	22.79	12,533
Non current assets	187,009	168,334	11.09	29,473
Total assets	266,534	233,099	14.34	42,006
Current liabilities	(72,407)	(62,880)	15.15	(11,411)
Long-term debt and long-term provisions	(99,780)	(93,275)	6.97	(15,726)
Equity including minority interest	(94,347)	(76,944)	22.62	(14,869)
Total liabilities and shareholders' equity	(266,534)	(233,099)	14.34	(42,006)

* Translated into US dollar at the rate of NOK 6.3451 to USD 1, the Federal Reserve noon buying rate in the City of New York on March 31, 2005.